Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), March 20, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on December 1, 2022, as the second tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
13/03/2023	4,550	243.2824	1,106,934.92	5,722	260.7008	1,491,729.98	1,393,358.84	10,272	243.4087	2,500,293.76
14/03/2023	4,555	243.1775	1,107,673.51	5,459	262.1779	1,431,229.16	1,332,987.94	10,014	243.7249	2,440,661.45
15/03/2023	4,575	242.0282	1,107,279.02	6,283	255.5398	1,605,556.56	1,521,998.83	10,858	242.1512	2,629,277.85
16/03/2023	4,530	244.3575	1,106,939.48	—	—	—	—	4,530	244.3575	1,106,939.48
17/03/2023	4,500	246.3671	1,108,651.95	5,131	258.9369	1,328,605.23	1,250,687.41	9,631	244.9735	2,359,339.36
Total	22,710	243.8344	5,537,478.88	22,595	259.2220	5,857,120.93	5,499,033.02	45,305	243.6047	11,036,511.90

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till March 17, 2023, the total invested consideration has been:
•Euro 84,705,847.64 for No. 374,358 common shares purchased on the EXM
•USD 22,150,535.52 (Euro 20,868,549.48*) for No. 91,310 common shares purchased on the NYSE.

On March 15, 2023, in the Ferrari Group employees’ granting share process, the Company assigned No. 80,305 common shares held in treasury. On the same day Ferrari purchased, in a “cross order” transaction executed on the EXM, No. 34,671 common shares in order to cover individual's taxable income as standard practice (Sell to Cover) at the average price of Euro 243.6708 per share.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

As of March 17, 2023, the Company held in treasury No. 12,247,663 common shares equal to 4.77% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since July 1, 2022 until March 17, 2023, the Company has purchased a total of 1,274,076 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 264,748,387.14.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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